May 26, 2017

VIA EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-216488) of CSI Compressco LP (the “Registrant”)

Dear Mr. Schwall,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated to 4:00 p.m., Washington, D.C. time, on May 31, 2017, or as soon thereafter as practicable.

Please direct any questions that you have with respect to the foregoing to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

CSI Compressco LP

By:	CSI Compressco GP, Inc.,
its general partner

By:	/s/ Timothy A. Knox
Name:	Timothy A. Knox
Title:	President

Enclosures

cc:	Bass C. Wallace, Jr., CSI Compressco GP, Inc.

David P. Oelman, Vinson & Elkins L.L.P.